FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of March, 2006
GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)
1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE
CGG and TAQA expand their partnership in the Middle East
Paris, March 27, 2006
Compagnie Generale de Géophysique (ISIN: 0000120164 — NYSE: GGY) announced today in Bahrain that it has signed a Memorandum of Understanding with Industrialization & Energy Services Company (TAQA), its long term Saudi Partner in ARGAS. By this Agreement TAQA will acquire 49% of the capital of CGG Ardiseis, a newly formed CGG subsidiary dedicated to Land & Shallow Water Seismic Data Acquisition in the Middle East. CGG will hold the remaining 51%.
CGG Ardiseis, whose headquarters are located in Dubai, will provide its clients with the whole range of CGG Land and Shallow Water Acquisition Services, focusing on Eye-D, the latest CGG technology for full 3D seismic imaging. High productivity onshore vibroseis operations in the Middle East will particularly benefit from this breakthrough technology.
As part of the Agreement, CGG Ardiseis activities in the Gulf Cooperation Council (GCC) countries will be exclusively operated by ARGAS (Arabian Geophysical and Surveying Company), which is 51% owned by TAQA and 49% by CGG. ARGAS has been celebrating today 40 years of successful and efficient operations in the Kingdom of Saudi Arabia, an impressive track record on the eve of the expansion of its activities to the entire GCC countries.
CGG’s CEO Robert Brunck and TAQA’s Chairman Dr Abdulaziz Al-Jarbou have commented during the signing ceremony: “We are very pleased through this Agreement to pave the way for the future development of both ARGAS and CGG Ardiseis, in a region with strong demand for high end technologies and solutions to discover and develop new reserves and manage existing ones in a sustainable mode”.
The transaction is expected to be closed before the end of first half 2006.
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.
The Industrialization & Energy Services Company (TAQA) was conceived by the Saudi Ministry of Petroleum and Mineral Resources and is tasked with establishing a wide range of industries and services in support of the energy sector. The company’s major objective is to localize such industries and services. It has majority ownership in two subsidiaries with activities in exploration and drilling, Arabian Drilling Company (ADC) and ARGAS. With several projects currently under planning and development, TAQA is currently in a growth mode and has embarked on a regional expansion strategy.
The Compagnie Generale de Geophysique (CGG) is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and reservoir services and software to clients in the Oil and Gas exploration and production business. It is also a global manufacturer of geophysical equipment through its subsidiary Sercel.
Contact : Christophe BARNINI (33) 1 64 47 38 10 /38 11
Email : invrel@cgg.com
Internet : www.cgg.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE
1, rue Leon Migaux
91341 — Massy Cedex

Date : March 28th 2006	By Senior Executive Vice President
Technology Control & Planning, and
Communication
/Gerard CHAMBOVET/